Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	For the Year Ended December 31,					Six-Months Ended June 30,
	2003	2004	2005	2006	2007	2007	2008
Earnings (loss)-
Loss before income taxes	$(29,388)	$(93,479)	$(88,628)	$(78,298)	$(29,469)	$4,530	$(37,991)
Add fixed Charges:
Interest expense on indebtedness	$990	$4,480	$6,556	$8,676	$18,581	8,086	9,460
Estimated interest on rental expense	300	1,611	1,948	1,959	1,733	820	894
Amortization of deferred closing costs related to convertible notes	156	521	816	827	1,324	548	778
Amortization of discount on convertible notes	271	—	—	—	7,649	1,945	6,189

Total Adjusted Loss	$(27,621)	$(86,867)	$(79,273)	$(66,836)	$(182)	$15,929	$(20,670)

Fixed Charges-
Interest expense on indebtedness	$990	$4,480	$6,556	$8,676	$18,581	8,086	9,460
Estimated interest on rental expense	300	1,611	1,948	1,959	1,733	820	894
Amortization of deferred closing costs related to convertible notes	156	521	816	827	1,324	548	778
Amortization of discount on convertible notes	271	—	—	—	7,649	1,945	6,189

Total Fixed Charges	$1,717	$6,612	$9,320	$11,462	$29,287	$11,399	$17,321
Coverage deficiency	$(29,388)	$(93,479)	$(88,628)	$(78,298)	$(29,469)	$—	$(37,991)

Ratio of earnings to fixed charges						1.4x